October 19, 2005

VIA EDGAR
---------

Michael Pressman, Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      LXU HEALTHCARE, INC.
         SCHEDULE 13E-3 FILED AUGUST 31, 2005
         FILE NO. 5-78542

         PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
         FILED AUGUST 31, 2005
         FILE NO. 0-14961

Dear Mr. Pressman:

     This letter is submitted on behalf of LXU Healthcare, Inc. (the "Company") in response to comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Schedule 13E-3 filed with the Commission on August 31, 3005 and the Company's Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 31, 2005 (the "Preliminary Proxy Statement"), as set forth in your letter, dated September 19, 2005 (the "Comment Letter"), to George Lloyd. The Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the "Amendment"), which include changes principally to reflect responses to the Staff's comments. The responses in this letter are based on representations made by the Company to Goodwin Procter LLP for the purpose of preparing this letter. The Company will separately deliver copies of the Amendment, marked to show changes responsive to the Comment Letter, to the members of the Staff specified in the Comment Letter.

     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Schedule 13E-3 and the Preliminary Proxy Statement and page references in the responses refer to the Amendment, as applicable.

General
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1.        COMMENT: ALL OF THE REPORTS, OPINIONS OR APPRAISALS MATERIALLY RELATED
          -------
          TO THE GOING-PRIVATE TRANSACTION SHOULD BE DESCRIBED IN REASONABLE DETAIL IN THE PROXY MATERIALS AND ANY WRITTEN MATERIALS PRESENTED TO THE BOARD SHOULD BE FILED AS EXHIBITS TO SCHEDULE 13E-3, AS REQUIRED
          BY  ITEM  1015  AND  1016  OF  REGULATION   M-A.  EITHER  PROVIDE  THE
          DESCRIPTIONS OF ANY REPORTS, OPINIONS OR APPRAISALS AND FILE THE WRITTEN MATERIALS PREPARED BY SIMON FINANCIAL, JEFFRIES & COMPANY, SHATTUCK HAMMON, BURNHAM SECURITIES, AND WILLIAM BLAIR, OR EXPLAIN TO
          US  WHY  YOU  BELIEVE   THEY  ARE  NOT   MATERIALLY   RELATED  TO  THE
          GOING-PRIVATE TRANSACTION. REFER TO THE CHARLES L. EPHRAIM NO-ACTION LETTER DATED SEPT. 30, 1987) AND THE IN RE MEYERS PARKING SYSTEM RELEASE NO. 34-26069 (SEPT. 12, 1988).

          RESPONSE: In response to the Staff's comment, the Company respectfully
          --------
          submits that the business context and purposes for which the materials prepared by Jefferies & Company, Shattuck Hammond Partners, Burnham Securities, Inc. and William Blair & Company were prepared makes them unreliable indicators of the value of the Company. In addition, the Company respectfully submits that these materials are not reports, opinions or appraisals materially related to the Stock Splits.

          These materials are "pitch materials" prepared by these investment banks to market their services to the Company. As is common, these pitch materials contained a highly preliminary view of the valuation of the Company based solely on publicly-available information about the Company. These investment banks were not engaged by the Company to prepare these materials or the preliminary valuations contained therein and received no compensation for preparing these materials.

          Because the investment banks' primary motivation in preparing these reports was to secure business from the Company, these banks had an incentive to overstate the value of the Company. The very high and broad range of values ($37 million to $70 million) for the Company indicated by the investment banks are a consequence of the fact that these investment banks had limited knowledge of the Company and conducted no due diligence of the Company in connection with the preparation of these materials.

          Based on all of these factors, the Company believes that these materials are an unreliable indicator of the Company's value and lack the credibility associated with independent appraisals, reports or opinions of the kind discussed in the Ephraim No-Action Letter and the In re Meyers Parking System Release. The absence of any significant research or due diligence investigation of the Company used to prepare these materials and the absence of compensation contrasts with the extensive, presumably paid, review conducted for the purpose of

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
          preparing an independent appraisal of assets in connection with a post-closing adjustment in a merger context (as was the case in the Charles L. Ephraim No-Action letter) and for the purpose of preparing third party appraisals of properties in connection with the valuation of minority shares (which appraisals were used as a starting point for the preparation of the fairness opinion referenced in the In re Meyers Parking System Release). For this reason, as indicated in the Preliminary Proxy Statement, the Board did not give any significant weight to these indications of the investment banks' views regarding the value of the Company.

          In addition, the Company does not believe that the investment banks' presentations are "materially related" to the deregistration transaction. Although the Company recognizes that the fact that a report, opinion or appraisal was not specifically prepared for purposes of the Rule 13e-3 transaction is not dispositive of its relevance or materiality to the transaction, the Company believes that it is relevant that, in this case, the investment banks' materials were not prepared in the context of the Stock Splits. It should be noted that although Simon Financial naturally reviewed these presentations as part of its due diligence in connection with the delivery of its fairness opinion, Simon Financial did not rely on these presentations in conducting its valuation analysis and preparing its fairness opinion.

          In light of the fact that the materials prepared by the investment banks are "free" marketing materials and were not relied upon either by Simon Financial or the Board, the Company believes that the inclusion of a detailed description of these presentations in the Preliminary Proxy Statement and their attachment as exhibits would be inappropriate and misleading as it would suggest that these materials contain relevant information that the Board believes shareholders should rely on, and would frustrate the purposes of Rule 13e-3 by leading shareholders to unduly rely on information that does not rise to the level of a report, appraisal or opinion deemed relevant under Rule 13e-3 and is not materially related to the Company's proposed deregistration transaction.

          Please note that the presentation of Simon Financial, Inc. to the Company's Board on August 25, 2005 is being filed as an exhibit to
          Schedule 13E-3 pursuant to Items 1015 and 1016 of Regulation M-A.

Schedule 13E-3
--------------

2.        COMMENT:  RULE 13E-3 REQUIRES THAT EACH  AFFILIATE  ENGAGED IN A GOING
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          PRIVATE  TRANSACTION  FILE A SCHEDULE  13E-3 AND FURNISH THE  REQUIRED
          DISCLOSURES.   PLEASE  ADVISE  US  WHAT  CONSIDERATION  WAS  GIVEN  TO
          IDENTIFYING EACH "RELATED PERSON" AS AN AFFILIATE ENGAGED IN THE GOING PRIVATE TRANSACTION. IN PARTICULAR, WE NOTE THAT EACH "RELATED PERSON" WILL REMAIN WITH THE COMPANY FOLLOWING THE REVERSE STOCK SPLIT. REFER TO SECTION III OF RELEASE NO. 34-17719 AND SECTION II.D.3 OF OUR CURRENT ISSUES AND RULEMAKING PROJECTS OUTLINE DATED NOVEMBER 14, 2000 FOR ADDITIONAL GUIDANCE.

          ALTERNATIVELY, REVISE TO INCLUDE EACH RELATED PERSON AS A FILING PERSON ON THE SCHEDULE 13E-3. PLEASE NOTE THAT EACH NEW FILING PERSON MUST INDIVIDUALLY COMPLY WITH THE FILING, DISSEMINATION AND DISCLOSURE REQUIREMENTS OF SCHEDULE 13E-3. THEREFORE, YOU WILL NEED TO REVISE THE DISCLOSURE TO INCLUDE ALL OF THE INFORMATION REQUIRED BY SCHEDULE 13E-3 AND ITS INSTRUCTIONS FOR ANY FILING PERSONS ADDED IN RESPONSE TO THIS COMMENT. FOR EXAMPLE, INCLUDE A STATEMENT AS TO WHETHER EACH PERSON BELIEVES THE RULE 13e-3 TRANSACTION TO BE FAIR TO UNAFFILIATED SECURITY HOLDERS AND AN ANALYSIS OF THE MATERIAL FACTORS UPON WHICH THEY RELIED IN REACHING SUCH A CONCLUSION. REFER TO ITEM 8 OF SCHEDULE 13E-3, ITEM 1014 OF REGULATION M-A AND QUESTION AND ANSWER NO. 5 OF EXCHANGE ACT RELEASE NO. 34-17719 (APRIL 13, 1981).

          RESPONSE: In response to the Staff's comment, the Company respectfully
          --------
          submits that it does not believe that any of its "Related Persons" (directors, executive officers, 10% shareholders and shareholders who have non-voting observer rights on the Board of Directors) is "engaged in a going private transaction" within the meaning of Rule 13e-3 and thus required to file a Schedule 13E-3.

          The Company concedes that the Company is engaged in a going private transaction and that its directors, executive officers and 10% shareholders are affiliates of the Company. However, as noted in
          Section II, D.3 of the Commission's Current Issues and Rulemaking Projects Outline (November 14, 2000) (the "Outline") (discussing the issue as it relates to management of the issuer), whether affiliates of an issuer are engaged in a going private transaction depends on the facts and circumstances of the transaction. By implication, the Commission has acknowledged in the Outline that it is not always the case that affiliates of an issuer engaged in a going private transaction are themselves engaged in a going private transaction. The Company believes that the present fact pattern presents a compelling case that the Company's affiliates are not themselves engaged in a going private transaction.

          The Company believes that the actions of the Company's directors should be distinguished from those of its affiliated shareholders. The deregistration transaction, including the Stock Splits, was first raised in meetings of the Company's Board of Directors, and is being directed and managed by the Company's Board, not by any of the Company's affiliated shareholders. In approving the transactions, the individual members of the Company's Board were acting in their capacity as board members and not in their capacity as representatives of the shareholders with whom they are affiliated (as applicable). Although the transaction has the support of the shareholders with whom directors or non-voting observers are affiliated, including GE Capital Equity Investments, Inc., the company's largest shareholder, the transaction is being directed and managed by the Board. The Company's affiliated shareholders, in their capacity as shareholders, are not leading the deregistration transaction. When consulted, the Company's affiliated shareholders, in their capacity as shareholders, have simply agreed to follow the Board's recommendation to pursue a deregistration transaction.

          While it is correct that the Company's affiliates will remain shareholders of the Company following the Stock Splits, the Company does not believe this fact should be determinative of whether its affiliates should be included in the Schedule 13E-3 and whether separate affiliate disclosure is required. Instead, the Company

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
          believes that the determining factor should be whether separate affiliate disclosure would be relevant to the Company's shareholders, including affiliated shareholders, unaffiliated shareholders and shareholders to be cashed-out in the Stock Splits. The Company believes that whether separate affiliate disclosure would be relevant to the Company's shareholders depends on the effect the transaction has on (a) the affiliates' control of, and financial interest in, the Company, (b) unaffiliated shareholders' control of, and financial interest in, the Company and (c) cashed-out holders.

          In light of the fact that the Company's Related Persons already control the Company as a result of their owning voting majorities of the Company's outstanding common stock and Series G preferred stock, voting separately and together, the Stock Splits will have no impact on the Related Persons' control of the Company. The impact of the Stock Splits on the Related Persons' financial interest in the Company is DE MINIMUS given that the Stock Splits will result in the repurchase by the Company of .2% of the Company's fully diluted common stock, at a cost of approximately $24,149, resulting in an increase from 85.6% to 85.8% in the percentage ownership interest of the Related Persons in the Company's fully diluted common stock.

          The Stock Splits will similarly have no impact on the unaffiliated shareholders' control of the Company since the Company's Related Persons control the Company. The impact of the Stock Splits on the financial interest in the Company of unaffiliated shareholders is similarly DE MINIMUS: the Stock Splits will result in a 1.5% reduction in the number of common stock equivalents owned by unaffiliated
          shareholders,   in  exchange  for  a  payment  to  such   unaffiliated
          shareholders of approximately $24,149. The vast majority of unaffiliated shareholders (measured based on shareholdings, not shareholders) will remain shareholders of the Company, with no reduction (and in fact a small increase) in their economic interest in the Company. (Regarding the Staff's reference elsewhere in its comment letter to a "majority of the unaffiliated holders" being cashed out in the Stock Splits, the Company respectfully submits that what is relevant is the number of shares that are being cashed out, not how many holders are being cashed out of DE MINIMUS positions.)

          Even the impact on cashed-out holders is DE MINIMUS when considered on an individual level, as the 127,102 shares of common stock of the Company to be cashed out in the Stock Splits are held by 867 holders, meaning that the average cashed out holder will receive approximately $27.85 for their cashed-out shares.

          Based on the facts outlined above, the Company respectfully submits that the Company's proposed deregistration transaction is not a "going private transaction" of the kind that Rule 13e-3 is directed at or that is the focus of the cited Section III of the Release No. 34-17719 or Section II.D.3 of the Commission's Current Issues and Rulemaking Projects Outline. The Company respectfully submits that Rule 13e-3 is directed at transactions in which affiliates of an issuer materially increase their economic interest in and/or control of a registrant at the expense of unaffiliated holders.

          The Company respectfully submits that the Stock Splits are simply a routine corporate transaction undertaken by the Board of Directors of this Company for the limited purpose of terminating the Company's status as a reporting company primarily for cost-saving reasons, not a transaction in which affiliates of the Company materially increase their holdings in, and/or control of, the Company. As described in the Preliminary Proxy Statement, in light of the disadvantages of remaining a reporting company and the very limited, if any, benefits associated with remaining a reporting company, the case for engaging in the proposed Stock Splits is compelling for the Company simply as a matter of practicality. The Company's Related Persons will not realize any material benefits from the Stock Splits in terms of their economic interest in and/or control of the Company, and will benefit from the anticipated cost savings resulting from the deregistration of the Company's common stock only to the extent the Company and substantially all of its current affiliated and unaffiliated shareholders are benefited thereby.

          The Company urges the Staff to take note of the absence of any change in the control of the Company, the de minimus number of shares of common stock that are being cashed out in the Stock Splits and the DE MINIMUS amount of money involved, and use the unique facts of this case to distinguish this transaction from the kind of transactions at which Rule 13e-3 is directed.

Preliminary Proxy Statement
---------------------------

3.        COMMENT:  RULE 14a-4(b)(1) REQUIRES EACH MATTER ON THE PROXY CARD MUST
          -------
          BE SEPARATELY BROKEN OUT. SEPARATE MATTERS MAY BE CROSS-CONDITIONED UPON ONE ANOTHER, SUCH THAT ONE WILL NOT PASS UNLESS THE OTHER DOES. REFER TO THE SEPTEMBER 2004 INTERIM SUPPLEMENT TO THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS (AVAILABLE ON OUR WEB SITE AT WWW.SEC.GOV). ADVISE US OF THE BASIS FOR THE APPARENT BELIEF THE REVERSE AND FORWARD STOCK SPLITS ARE NOT SEPARATE MATTERS THAT SHOULD BE PRESENTED INDEPENDENTLY ON THE PROXY CARD FOR SHAREHOLDER VOTE. PLEASE ENSURE THAT YOUR RESPONSE INCLUDES A BRIEF LEGAL ANALYSIS OF WHETHER OR NOT SECURITY HOLDER APPROVAL IS NECESSARY TO APPROVE THE AMENDMENT TO THE ARTICLES OF ORGANIZATION AUTHORIZING THE FORWARD STOCK SPLIT. TO THE EXTENT THAT THE FORWARD STOCK SPLIT AMENDMENT IS REQUIRED UNDER THE GOVERNING STATE LAW TO AUTHORIZE THE ACTION, EACH REQUEST TO AMEND SHOULD BE IDENTIFIED AS A SEPARATE PROPOSAL.


          RESPONSE: The Company notes that the September 2004 Interim Supplement
          --------
          to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (the "Supplement") provides that unbundling is required unless the company whose shareholders are voting on a merger or acquisition transaction determines that the affected provisions in question are immaterial. The Company respectfully submits that the forward stock split, as distinguished from the reverse stock split, has no impact on shareholders' economic interest in and/or control of the Company and is therefore immaterial. The forward stock split is unnecessary without the reverse stock split and is simply designed to restore the number of shares held by remaining shareholders after the reverse stock split to the number of shares such shareholders held before the reverse stock split, thereby avoiding the administrative expense of exchanging stock certificates. While the forward stock split is desirable and appropriate from an administrative perspective, no purpose would be served by breaking out for separate shareholder consideration the forward stock split from the reverse stock split. In fact, the Company respectfully submits that to do so would be confusing as it would suggest that two separate material decisions are being submitted for the consideration of shareholders when in fact there is only one material decision before them.

          In addition, the Company respectfully submits that the examples of affected charter or bylaw provisions cited in the Supplement (classified or staggered board, limitations on the removal of directors, supermajority voting provisions, etc.) are distinguishable from the amendment to the Company's articles of organization to effect the forward stock split in that modifications of the provisions listed by the Commission have a significant effect on the level of shareholder control over the registrant. The forward stock split, unlike the reverse stock split, is being conducted out of administrative expediency and has no such effect on shareholder control.

4.        COMMENT:  PLEASE REVISE THE STRUCTURE OF YOUR PROXY  STATEMENT SO THAT
          -------
          ALL OF THE DISCLOSURE REQUIRED BY ITEMS 7, 8 AND 9 OF SCHEDULE 13E-3 APPEARS IN THE "SPECIAL FACTORS" SECTION AT THE BEGINNING OF THE DOCUMENT, IMMEDIATELY FOLLOWING THE SUMMARY SECTION. REFER TO RULE 13E-3(e)(1)(ii). FOR INSTANCE, WE NOTE THAT YOUR DESCRIPTION OF THE FAIRNESS OPINION DOES NOT APPEAR IN THE FOREPART OF THE DOCUMENT.

          RESPONSE:  In response to the Staff's comments,  the "Special Factors"
          --------
          section of the Preliminary Proxy Statement has been revised to include disclosure regarding the fairness opinion (currently beginning on page
          12) as required by Rule 13e-3(e)(1)(ii) and Item 9 of Schedule 13E-3. The Company believes that the other disclosures required by Items 1013 and 1014 of Regulation M-A are currently included in the "Special Factors" section.

Purpose of and Reasons for the Stock Splits, page 2
---------------------------------------------------

5.        COMMENT:  HERE, AND  THROUGHOUT  THE DOCUMENT,  REVISE TO INDICATE THE
          -------
          IMPACT OF THE REVERSE  STOCK SPLIT ON EACH CLASS OF STOCK  SEPARATELY.

          RESPONSE: In response to the Staff's comments, the Company has revised
          --------
          this section (and other relevant sections) to include the impact of the reverse stock split on both the Company's common stock and Series G preferred stock, its only classes of outstanding capital stock.

Fairness of the Stock Splits, page 3
------------------------------------

6.        COMMENT:   WE   NOTE  THE   STATEMENT   THAT  "THE  BOARD  MADE  THIS
          -------
          DETERMINATION IN GOOD FAITH." IT APPEARS THAT YOUR CHARACTERIZATION OF THE BOARD'S DETERMINATION AS MADE IN "GOOD FAITH" IS A LEGAL

          CONCLUSION. PLEASE EXPLAIN TO US THE BASIS FOR THIS REPRESENTATION. THIS COMMENT ALSO APPLIES TO THE SIMILAR STATEMENT APPEARING ON PAGE 25.

          RESPONSE: In response to the Staff's comments, the Company has removed
          --------
          the reference to "good faith" in the context of the description of the Board's determination (on both page 3 and on page 25) that the Stock Splits are fair to the Company's shareholders. While the Company believes the determination was made in good faith, it agrees that this characterization is unnecessary.

Voting Information, page 4
--------------------------

7.        COMMENT:  CONSIDER  EXPANDING  THE TABLE ON PAGE FOUR TO INDICATE  THE
          -------
          NUMBER OF SHARES HELD BY PERSONS THAT HAVE REPRESENTED THAT THEY WILL VOTE IN FAVOR OF THE TRANSACTION.

          RESPONSE:  In response to the Staff's comments,  the Company has added
          --------
          disclosure on page 5 of the Preliminary Proxy Statement of the number of shares held by persons that have indicated that they will vote in favor of the transaction.

Special Factors, page 6
-----------------------

       Cost Savings, page 6
       --------------------

8.        COMMENT:  THE ESTIMATED  CURRENT  COMPLIANCE  COSTS OF $224,000 DO NOT
          -------
          APPEAR TO CORRESPOND WITH THE "ESTIMATED ANNUAL COST SAVINGS" TABLE ON PAGE SEVEN. PLEASE ADVISE OR REVISE AS APPROPRIATE.

          RESPONSE: In response to the Staff's comments,  the Company notes that
          --------
          the $224,000 figure on page 6 is an estimate of current compliance costs, while the table on page 7 includes a projection of future compliance costs; thus, the two figures are not meant to correspond.

          Effects of the Stock Splits, page 8
          -----------------------------------

9.        COMMENT:  THE  DISCLOSURE  ON PAGE 33 AND IN YOUR  RECENT  FORMS  10-K
          -------
          INDICATES THAT YOU HAVE RECORDED NET LOSSES IN SEVERAL OF THE PRECEDING FISCAL YEARS. DISCLOSE, IF TRUE, THAT THE SECURITY HOLDERS WHO MAINTAIN AN INTEREST IN LXU AND ITS AFFILIATES WILL BENEFIT FROM THE COMPANY'S FUTURE USE OF OPERATING LOSS CARRYFORWARDS. QUANTIFY THIS BENEFIT TO THE EXTENT PRACTICABLE. SEE INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A.

          RESPONSE: In response to the Staff's comments,  the Company notes that
          --------
          it recorded a $4,274,800 tax benefit in its fiscal year ended June 30, 2005 as a result of the release of a portion of the Company's valuation allowance against deferred tax assets. Based upon available evidence, the Company believes it will realize the benefit of the Company's net operating losses, which represent the majority of the Company's deferred tax assets. In accordance with Instruction 2 to
          Item 1013 of Regulation M-A, disclosure has been added on page 11 of the Preliminary Proxy Statement to include a discussion of this benefit.

          Effects on Holders of Fewer Than 1,000 Shares of Common Stock, page 9
          ---------------------------------------------------------------------

10.       COMMENT:  THROUGHOUT THE DOCUMENT  REFERENCE IS MADE TO THE ABILITY OF
          -------
          THE SHAREHOLDERS HOLDING LESS THAN 1,000 SHARES TO PURCHASE ADDITIONAL SHARES TO PREVENT THEM FROM BEING CASHED OUT IN THE TRANSACTION. YOU ALSO INDICATE ON PAGE 32 THAT THERE HAVE BEEN NO REPORTED TRADES OF SHARES OF YOUR COMMON STOCK SINCE NOVEMBER 16, 2000. PLEASE EXPAND THE DISCLOSURE TO EXPLAIN IN GREATER DETAIL THE DIFFICULTY THAT SHAREHOLDERS MAY FACE IN PURCHASING ADDITIONAL SHARES GIVEN THE ALMOST COMPLETE ABSENCE OF A TRADING MARKET IN YOUR SECURITIES.

          RESPONSE:  In  response  to the  Staff's  comments,  the  Company  has
          --------
          expanded the applicable disclosure on pages 10 and 20 of the Preliminary Proxy Statement to explain the difficulty in purchasing additional shares in order to reach the 1,000 share threshold and has deemphasized the ability of shareholders holding less than 1,000 shares to purchase additional shares.

Sale of LXU, page 12
--------------------

11.       COMMENT:  EXPAND YOUR DISCLOSURE TO IDENTIFY THE INVESTMENT  BANKS AND
          -------
          DISCUSS THE SUBSTANCE OF THEIR PRESENTATIONS.

          RESPONSE:  In response to the Staff's comments,  the Company notes its
          --------
          response to Comment #1. The Company has revised the Preliminary Proxy Statement on page 17 to include the names of the investment banks referred to in the fairness opinion, the dates of their presentations and the substance of each presentation, i.e., a general discussion of strategic alternatives available to the Company.

12.       COMMENT: EXPAND YOUR DISCLOSURE TO EXPLAIN WHY THE RESIGNATION OF YOUR
          -------
          CFO RENDERED ANY SALE PROCESS IMPRACTICABLE.

          RESPONSE:  In  response  to the  Staff's  comments,  the  Company  has
          --------
          expanded the referenced disclosure on page 18 of the Preliminary Proxy Statement to explain why the resignation of the Company's CFO rendered any sale process impracticable.

          Fairness of the Stock Splits, page 13
          -------------------------------------

13.       COMMENT:  THE FACTORS  LISTED IN  INSTRUCTION 2 TO ITEM 1014 ARE THOSE
          -------
          GENERALLY CONSIDERED RELEVANT IN ADDRESSING THE SUBSTANTIVE FAIRNESS OF A RULE 13e-3 TRANSACTION AND SHOULD BE DISCUSSED IN REASONABLE DETAIL. YOUR BRIEF REFERENCE TO LIQUIDATION VALUE IS INSUFFICIENT AND WE ARE UNABLE TO LOCATE A DISCUSSION OF ANY OF THE OTHER FACTORS SET FORTH IN THE INSTRUCTION. TO THE EXTENT ANY SUCH FACTORS WERE NOT CONSIDERED OR DEEMED RELEVANT IN THE CONTEXT OF THIS PARTICULAR TRANSACTION, THAT FACT MAY BE IMPORTANT FOR SHAREHOLDERS IN ASSESSING THE TRANSACTION AND THE COMPANY'S FAIRNESS DETERMINATION. REFER TO EXCHANGE ACT RELEASE NO. 17719 (APRIL 13, 1981).

          RESPONSE:  In  response  to the  Staff's  comments,  the  Company  has
          --------
          expanded the disclosure on page 19 of the Preliminary Proxy Statement to explain why the Board concluded that the other factors listed in Instruction 2 of Item 1014 of Regulation M-A (i.e., current net book value, liquidation value, purchase prices paid and firm offers), were not relevant in this case.

14.       COMMENT:  IN MULTIPLE  PLACES IN THIS SECTION,  YOU REFER TO THE EQUAL
          -------
          TREATMENT OF RELATED PERSONS AND UNAFFILIATED HOLDERS. WE ALSO NOTE THAT THE BOARD PLACED "SPECIAL EMPHASIS ON THE OPPORTUNITY FOR UNAFFILIATED HOLDERS OF SHARES... TO SELL SUCH SHARES OF COMMON STOCK WITHOUT BROKERAGE FEES." EXPAND YOUR DISCLOSURE TO EXPLAIN WHY THE BOARD BELIEVES THAT THE RELATED PERSONS AND UNAFFILIATED HOLDERS WILL BE TREATED EQUALLY. IN THAT REGARD, WE NOTE THAT ALL RELATED PERSONS WILL REMAIN WITH THE COMPANY AND THE MAJORITY OF UNAFFILIATED HOLDERS WILL BE CASHED OUT. EXPLAIN WHAT CONSIDERATION THE BOARD GAVE TO THE FACT THAT AN UNAFFILIATED HOLDER HOLDING LESS THAN 1,000 SHARES WILL LIKELY HAVE TO PAY BROKERAGE FEES IF THE HOLDER WISHES TO BE TREATED IN A MANNER EQUIVALENT TO A RELATED PERSON. ALSO EXPLAIN WHY THE BOARD CONSIDERED THE TREATMENT TO BE EQUAL WHEN, GIVEN THE LACK OF A PUBLIC MARKET AND RECORDED TRADES OF COMMON STOCK SINCE NOVEMBER 16, 2000, A SHAREHOLDER MAY NOT BE ABLE TO ACQUIRE ANY ADDITIONAL SHARES. AFTER CONSIDERING THIS COMMENT, IF YOU ARE NO LONGER ABLE TO REPRESENT THAT RELATED PERSONS AND UNAFFILIATED HOLDERS WILL RECEIVE "EQUAL TREATMENT," PLEASE REVISE THROUGHOUT THE DOCUMENT, INCLUDING THE "EQUAL TREATMENT OF RELATED PERSONS AND UNAFFILIATED HOLDERS OF SHARES OF COMMON STOCK" HEADER AND SECTION.

          RESPONSE: In response to the Staff's comment, the Company has decided,
          --------
          in light of the absence of a trading market for its shares, to de-emphasize in the Preliminary Proxy Statement the ability of shareholders to purchase additional shares to reach the 1,000 share threshold. However, the Company continues to believe that affiliated and unaffiliated holders are being treated equally.

          The Company bases its belief on the fact that all shareholders holding 1,000 or more shares, whether affiliated or unaffiliated, will be treated exactly like all other shareholders holding 1,000 or more shares, and that all shareholders holding less than 1,000 shares, whether affiliated or unaffiliated, will be treated exactly like all other shareholders holding less than 1,000 shares. As such, the 1,000:1 split ratio is an entirely neutral device in its impact on affiliated and unaffiliated shareholders. The 1,000-share threshold for cashing out shareholders was not determined with a view to how many shares were held by affiliates and non-affiliates, but was determined mathematically in order to reduce the number of shareholders of record of the Company below 300, as required in order to terminate the registration of the Company under the Exchange Act. The Company therefore continues to believe that affiliated and unaffiliated holders are being treated equally.

          In addition to the fact that the 1,000:1 split ratio is entirely neutral in its impact on affiliated and unaffiliated shareholders, as noted above in response to Comment No. 2, the impact of the Stock Splits on affiliated and unaffiliated shareholders' control of and financial interest in the Company is DE MINIMUS, and even the impact of the Stock Splits on the average cashed-out shareholder is DE MINIMUS.

          With respect to the Staff's reference elsewhere in its comment letter to a "majority of the unaffiliated holders" being cashed out in the Stock Splits, as noted above in response to Comment No. 2, the Company respectfully submits that what is relevant is the number of shares that are being cashed out, not how many holders are being cashed out of DE MINIMUS positions.

          Shareholder Approval, page 14
          -----------------------------

15.       COMMENT:  BECAUSE ALL OF THE RELATED  PERSONS HAVE INDICATED THAT THEY
          -------
          WILL VOTE IN FAVOR OF THE TRANSACTION AND RELATED PERSONS POSSESS SUFFICIENT SHARES TO APPROVE THE TRANSACTION, IT APPEARS THAT THE VOTE OF UNAFFILIATED HOLDERS IS SUPERFLUOUS AND THAT NO PROCEDURAL PROTECTION IS BEING PROVIDED ON THE BASIS OF THE STATE LAW REQUIRED VOTE. ACCORDINGLY, EXPAND YOUR DISCLOSURE TO EXPLAIN IN GREATER DETAIL WHY "THE BOARD BELIEVES THAT THESE VOTING REQUIREMENTS ARE SUFFICIENT TO PROTECT THE RIGHTS OF UNAFFILIATED SHAREHOLDERS."

          RESPONSE:  In  response to the Staff's  comments,  the Company  agrees
          --------
          that, if the Related Persons vote in accordance with their indications, the votes held by the Related Persons will be sufficient to approve the Stock Splits, but felt that it should address this factor as required by Item 1014(c) of Regulation M-A. For a discussion of why the Company believes that the voting requirements and appraisal rights are sufficient to protect the rights of unaffiliated shareholders, please see the response to comment number 14. Additionally, the Company has included additional disclosure to clarify its position on page 20 of the Preliminary Proxy Statement.

          Independent Committee/ Unaffiliated Representative, page 14
          -----------------------------------------------------------

16.       COMMENT:  BECAUSE THE MAJORITY OF  UNAFFILIATED  SHAREHOLDERS  WILL BE
          -------
          CASHED OUT AND ALL RELATED PERSONS, INCLUDING THE BOARD, WILL REMAIN SHAREHOLDERS IT IS UNCLEAR WHY FORMING AN INDEPENDENT COMMITTEE, OR RETAINING AN UNAFFILIATED INDEPENDENT REPRESENTATIVE TO ACT ON BEHALF OF UNAFFILIATED SECURITY HOLDERS, WOULD ADD LITTLE OR NO ADDITIONAL PROTECTIONS. EXPAND YOUR DISCLOSURE TO EXPLAIN IN GREATER DETAIL WHY THE BOARD DID NOT BELIEVE THAT AN INDEPENDENT COMMITTEE OR AN UNAFFILIATED REPRESENTATIVE WOULD HAVE AFFORDED ADDITIONAL PROTECTIONS TO UNAFFILIATED SHAREHOLDERS.

          RESPONSE: In response to the Staff's comments,  the Company notes, for
          --------
          essentially the reasons cited in its response to Comments #2 and 14, that the Board did not believe that the formation of a special committee or the appointment of an unaffiliated representative of the Board was necessary or appropriate.

          Access to Corporate Records, page 15
          ------------------------------------

17.       COMMENT:  EXPAND  THE  DISCLOSURE  TO  EXPLAIN  THE  PROVISIONS  UNDER
          -------
          MASSACHUSETTS' LAW THAT WOULD PROVIDE SHAREHOLDERS WITH THE RIGHT TO REVIEW LXU'S BOOKS AND RECORDS.

          RESPONSE:  In  response  to the  Staff's  comments,  the  Company  has
          --------
          expanded the discussion on page 21 of the Preliminary Proxy Statement to explain the provisions of Massachusetts corporate law that provide shareholders with the right to review the Company's books and records.

          Fairness Conclusion, page 15
          ----------------------------

18.       COMMENT:  PLEASE  REVISE  TO  EXPRESSLY  INDICATE  WHETHER  THE  BOARD
          -------
          BELIEVES  THE  RULE  13e-3  TRANSACTION  IS  BOTH   SUBSTANTIVELY  AND
          PROCEDURALLY FAIR TO THE COMPANY'S UNAFFILIATED SHAREHOLDERS, SEPARATELY ADDRESSING THOSE WHO WILL BE CASHED OUT AND THOSE WHO WILL REMAIN SHAREHOLDERS. REFER TO QUESTION AND ANSWER NO. 21 OF EXCHANGE ACT RELEASE NO. 34-17719. NOTE THAT YOUR FAIRNESS DISCUSSION SHOULD ONLY ADDRESS FAIRNESS TO UNAFFILIATED SHAREHOLDERS IN ACCORDANCE WITH
          ITEM 1014(a) OF REGULATION M-A.

          RESPONSE: The Company respectfully submits that the conclusion on page
          --------
          22, and the discussion that precedes it, does, in fact, address both procedural and substantive fairness as addressed in Question and Answer #21 of Release 34-17719.


Proposal to Effect the Stock Splits, page 16
--------------------------------------------

19.       COMMENT:  DISCLOSE WHO FIRST PROPOSED THE POSSIBILITY OF GOING PRIVATE
          -------
          AND THE DATE ON WHICH THIS OCCURRED. IN ADDITION, ENSURE THE DISCLOSURE DESCRIBES ALL MEETINGS, NEGOTIATIONS, CONTACTS, ETC. AMONG BOARD MEMBERS, MANAGEMENT, TEN-PERCENT HOLDERS AND OTHER RELATED PERSONS THAT RELATED TO THE POSSIBILITY OF GOING PRIVATE. PLEASE EXPAND TO DESCRIBE THE NATURE OF ANY INVOLVEMENT BY SIGNIFICANT SHAREHOLDERS IN THE STEPS THAT LED TO THE PROPOSED TRANSACTION,
          INCLUDING A DISCUSSION OF WHAT ROLE, IF ANY, WAS PLAYED BY THE NON-VOTING OBSERVERS AT ANY OF THE MEETINGS.

          RESPONSE:   In  response  to  the   Staff's   comments,   the  Company
          --------
          supplementally informs the Staff that the option of deregistering has been discussed for many years at the Board level, and the Company cannot identify who first proposed the possibility of deregistration. The Company believes that the discussion under Background of the Stock Splits is a complete description of the analysis that took place at the Board meetings cited, using materials prepared by management and counsel circulated prior to such meetings. The Company's non-voting board observers participated in the Board meetings and concurred with the Board's decision to pursue a deregistration transaction.

20.       COMMENT:  IDENTIFY THE OUTSIDE  COUNSEL  DISCUSSED IN THE  PENULTIMATE
          -------
          PARAGRAPH ON PAGE 16 AND THE SECOND PARAGRAPH ON PAGE 17.

          RESPONSE:  In  response  to  the  Staff's  comment,  the  Company  has
          --------
          identified the outside counsel on pages 23 and 24 of the Preliminary Proxy Statement.

21.       COMMENT:  IDENTIFY THE INDEPENDENT  CONSULTANT  DISCUSSED IN THE FIRST
          -------
          PARAGRAPH ON PAGE 17.

          RESPONSE: In response to the Staff's comment, the Company has identified the independent consultant, Protiviti, Inc., on page 24 of the Preliminary Proxy Statement.

22.       COMMENT:  EXPAND THE  DISCLOSURE  TO  DISCUSS  IN  GREATER  DETAIL THE
          -------
          MEETING WITH THE FOUR INVESTMENT BANKS. STATE THE DATES OF THE MEETINGS, IDENTIFY THE "CERTAIN AFFILIATES" AND INVESTMENT BANKS, AND DESCRIBE THE SUBSTANCE OF THE MEETINGS.

          RESPONSE: In response to the Staff's comment, the Company has expanded
          --------
          the disclosure on page 25 of the Preliminary Proxy Statement to include greater detail with respect to the meetings with the four investment banks, including the dates of the meetings, the identity of the investment banks and the affiliates of the Company who attended the meetings and the substance of the meetings. The Company also notes that the response to Comment #1 above addresses these meetings as well.

23.       COMMENT:  CLARIFY WHAT IS MEANT BY A  CONTROLLING  INTEREST  BASIS AND
          -------
          EXPLAIN HOW THE BOARD DERIVED THE $0.19 PRICE USING THE CONTROLLING INTEREST BASIS.

          RESPONSE: In response to the Staff's comment, the Company has expanded
          --------
          the disclosure on page 25 of the Preliminary Proxy Statement to clarify what is meant by a controlling interest basis, i.e., a level of value before taking any discounts for lack of control or lack of marketability, and how the Board derived the $0.19 price using the controlling interest basis.

24.       COMMENT:  STATE WHETHER SIMON  FINANCIAL  RECOMMENDED  OR SELECTED THE
          -------
          $0.19 PRICE.

          RESPONSE:  In response to the Staff's comment, the Company has revised
          --------
          page 25 of the  Preliminary  Proxy  Statement  to disclose  that Simon

          Financial neither recommended or selected the $0.19 price but, rather, the Board, relying in part on Simon's financial analysis, approved the price. After the Board approved the Stock Splits at a price of $0.19 per share, Simon Financial rendered its fairness opinion to the Board.

25.       COMMENT:  EXPAND THE  DISCLOSURE  TO  DISCUSS  IN  GREATER  DETAIL THE
          -------
          MEETING WITH THE FOUR INVESTMENT BANKS. STATE THE DATES OF THE MEETINGS, IDENTIFY THE "CERTAIN AFFILIATES" AND INVESTMENT BANKS, AND DESCRIBE THE SUBSTANCE OF THE MEETINGS.

          RESPONSE: Please see the Company's response to Comment #22 above.
          --------

Material Federal Income Tax Consequences, page 20
-------------------------------------------------

26.       COMMENT: DELETE THE STATEMENT THAT YOUR DISCLOSURE "IS NOT INTENDED AS
          -------
          TAX ADVICE TO ANY PERSON OR ENTITY." INVESTORS ARE ENTITLED TO RELY UPON THE DISCLOSURE.

          RESPONSE:  In response to the Staff's comment, the Company has deleted
          --------
          the statement referred to by the Staff.

Availability of Appraisal rights, page 22
-----------------------------------------

27.       COMMENT: DELETE THE STATEMENT THAT THE DISCLOSURE IS "QUALIFIED IN ITS
          -------
          ENTIRETY BY REFERENCE TO APPENDIX A." INVESTORS ARE ENTITLED TO RELY UPON YOUR DISCLOSURE.

          RESPONSE:  In response to the Staff's comment, the Company has deleted
          --------
          the phrase qualifying the discussion of appraisal rights by Appendix A on page 29 of the Preliminary Proxy Statement.

Fairness Opinion of Simon Financial, page 23
--------------------------------------------

28.       COMMENT:  ON PAGE 23 THE  DISCLOSURE  INDICATES  THAT THE  OPINION  IS
          -------
          "SOLELY" FOR THE USE OF THE BOARD. THIS LIMITATION APPEARS TO LIMIT RELIANCE BY INVESTORS ON THE OPINION. WE VIEW THIS LIMITATION AS INAPPROPRIATE SINCE THE OPINION IS BEING PROVIDED TO SHAREHOLDERS IN A PUBLIC DISCLOSURE DOCUMENT UNDER THE FEDERAL SECURITIES LAWS. PLEASE EITHER DELETE THIS LIMITATION OR DISCLOSE THE BASIS FOR THE ADVISOR'S BELIEF THAT SHAREHOLDERS CANNOT RELY ON THE OPINION TO SUPPORT ANY CLAIMS AGAINST IT ARISING UNDER APPLICABLE STATE LAW. DESCRIBE ANY APPLICABLE AUTHORITY OR DISCLOSE THAT THE AVAILABILITY OF THIS DEFENSE WILL BE RESOLVED BY A COURT OF COMPETENT JURISDICTION. ALSO DISCLOSE THAT THE RESOLUTION WILL HAVE NO EFFECT ON THE RIGHTS AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS UNDER APPLICABLE STATE LAW AND DISCLOSE THAT THE AVAILABILITY OF THE DEFENSE WOULD HAVE NO EFFECT ON THE RIGHTS AND RESPONSIBILITIES OF EITHER THE ADVISOR OR THE BOARD UNDER FEDERAL SECURITIES LAWS.

          RESPONSE: In response to the Staff's comments, the Company has deleted
          --------
          the word "solely" as it relates to use of the fairness opinion on page 12 of the Preliminary Proxy Statement.

29.       COMMENT:  PLEASE DELETE THE  DISCLOSURE ON PAGE 23 THAT THE SUMMARY OF
          -------
          SIMON FINANCIAL'S WRITTEN OPINION IN THE PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN OPINION.

          RESPONSE: In response to the Staff's comments, the Company has deleted
          --------
          the qualification of the description of the fairness opinion by the text of the opinion on page 12 of the Preliminary Proxy Statement.

30.       COMMENT:  WE REFER TO THE LAST SENTENCE ON PAGE 23 AND THE PENULTIMATE
          -------
          PARAGRAPH ON PAGE 24. EXPAND YOUR SUMMARY TO CONTAIN, AT A MINIMUM, A MATERIALLY COMPLETE DISCUSSION OF THE PROCEDURES FOLLOWED, THE FINDINGS AND RECOMMENDATIONS, THE BASES FOR AND METHODS OF ARRIVING AT SUCH FINDINGS AND RECOMMENDATIONS, INSTRUCTIONS RECEIVED FROM LXU AND ANY LIMITATION IMPOSED BY LXU ON THE SCOPE OF THE INVESTIGATION. REFER TO ITEM 1015(b)(6) OF REGULATION M-A.

          RESPONSE: In response to the Staff's comment, the Company respectfully
          --------
          submits that it has provided a complete discussion of the referenced disclosure on pages __ and ___ of the Preliminary Proxy Statement.

31.       COMMENT:  WE NOTE THAT THE  COMPANY  PAID SIMON  FINANCIAL  $25,000 TO
          -------
          PROVIDE AN OPINION. PLEASE DESCRIBE ANY MATERIAL RELATIONSHIP THAT EXISTED IN THE PAST TWO YEARS AND ANY COMPENSATION RECEIVED BY SIMON FINANCIAL DURING THAT TIME. REFER TO ITEM 1015(b)(4) OF REGULATION M-A.

          RESPONSE: The discussion in this section has been expanded on pages 12
          --------
          of the Preliminary Proxy Statement to indicate that Simon Financial has occasionally provided financial advisory services to the Company and the compensation received by Simon Financial for those services.

32.       COMMENT:  WE NOTE THE STATEMENT ON PAGE 24 THAT SIMON  FINANCIAL  "DID
          -------
          NOT MAKE AN INDEPENDENT EVALUATION OR APPRAISAL... AND WAS NOT FURNISHED WITH ANY SUCH APPRAISAL." PLEASE RECONCILE THIS DISCLOSURE WITH THE STATEMENTS ELSEWHERE THAT SIMON FINANCIAL PREPARED APPRAISALS FOR LXU AND THE STATEMENTS IN EXHIBIT A THAT SIMON FINANCIAL REVIEWED THOSE APPRAISALS FOR THE PURPOSES OF THIS TRANSACTION.

          RESPONSE:  In response to the Staff's comment, the Company informs the
          --------
          Staff that the statement now on page 13 is correct. For purposes of this transaction, Simon Financial did not make an independent appraisal of the assets of the Company. This statement is consistent with past appraisals, which valued the Company's enterprise value and common stock, not its assets.

33.       COMMENT: WE NOTE YOUR REFERENCE ON PAGE 24 TO INFORMATION  PROVIDED BY
          -------
          MANAGEMENT TO SIMON FINANCIAL AND YOUR REFERENCES ELSEWHERE IN THE DOCUMENT TO FINANCIAL PROJECTIONS PROVIDED TO SIMON FINANCIAL. DISCLOSE ALL OF THE FINANCIAL PROJECTIONS THAT MANAGEMENT PROVIDED TO SIMON FINANCIAL. IN ADDITION, DISCLOSE AND QUANTIFY (TO THE EXTENT POSSIBLE) THE MATERIAL ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS.

          RESPONSE: In response to the Staff's comment, the Company has provided
          --------
          the referenced disclosure on pages 16 and 17 of the Preliminary Proxy Statement. The financial projections provided were sales projections produced in the ordinary course of business and were not prepared for the purposes of the appraisal/fairness opinion.

Market Approach, page 25
------------------------

34.       COMMENT:  REVISE TO  CLARIFY  HOW EACH  ANALYSIS  RELATES TO THE $0.19
          -------
          PRICE. FOR INSTANCE, YOUR DISCUSSION OF THE INCOME APPROACH INDICATES A VALUE FOR LXU RANGING FROM $29.3 MILLION TO $32.0 MILLION. IT IS UNCLEAR HOW THAT RANGE RELATES TO THE $0.19 PRICE.

          RESPONSE:  In response to the Staff's comment, the company has revised
          --------
          the disclosure on page 14 of the Preliminary Proxy Statement to clarify how each analysis relates to the $0.19 share price. In general, based on the three methodologies, the concluded enterprise value, after including the Company's cash balance of $191,000, was $31.2 million to $33.2 million. After subtracting interest-bearing debt of $4.58 million and preferred stock of $15.95 million, the concluded value of the common stock is $10.65 million to $12.65 million. This analysis translates into a value of $0.17 to $0.21 per share, on a fully diluted basis.

Analysis of LXU's Publicly Traded Securities, page 25
-----------------------------------------------------

35.       COMMENT:  QUANTIFY THE DAILY  TRADING  VOLUME,  PUBLIC FLOAT AND TOTAL
          -------
          SHARES  OUTSTANDING  FOR  BOTH  LXU  AND  THE  COMPARABLE   COMPANIES.

          RESPONSE:  In response to the Staff's comment, the Company has revised
          --------
          the disclosure on page 14 of the Preliminary Proxy Statement to indicate that there is no daily trading volume for the Company, as the Company's common stock is not actively traded.

Comparable Companies, page 25
-----------------------------

36.       COMMENT:  CLARIFY WHY THE ADVISOR  DEEMED THE COMPANIES  COMPARABLE IF
          -------
          LXU IS MORE LEVERAGED, HAS LESS ACCESS TO CAPITAL AND IS SIGNIFICANTLY SMALLER.

          RESPONSE:  In response to the Staff's comment, the Company has revised
          --------
          the disclosure on page 15 of the Preliminary Proxy Statement to clarify why the advisor deemed the companies comparable if LXU is more leveraged, has less access to capital and is significantly smaller. In general, no company used in any analysis as a comparison is identical to the Company and they differ in various ways. As a result, Simon Financial applied its experience and professional judgment in making such analyses. Accordingly, an analysis of the results is not mathematical; rather it involves complex considerations and judgments concerning differences in financial characteristics and performance characteristics of the companies to which the Company is being compared. However, one specific criteria is that the selected comparable companies engage in a similar business to the Company, namely distribution of medical devices and supplies. These are the companies that Simon Financial believed the investment community would compare with the Company. There are no publicly traded companies in the same business as the Company that are similarly sized.

37.       COMMENT:  EXPAND THE TABULAR  DISCLOSURE TO INCLUDE THE MEDIAN FOR THE
          -------
          GROUP OF COMPARABLE  COMPANIES AND MARKET MULTIPLES  SELECTED FOR LXU.

          RESPONSE: In response to the Staff's comment, the Company has expanded
          --------
          the tabular presentation on page 15 of the Preliminary Proxy Statement to include a median for the group of companies and market multiples selected by the Company.

Comparable Transactions, page 26
--------------------------------

38.       COMMENT:   CONSIDER  PROVIDING  TABULAR  DISCLOSURE  SIMILAR  TO  THAT
          -------
          PROVIDED FOR THE COMPARABLE COMPANIES ANALYSIS. THIS COMMENT ALSO APPLIES TO YOUR INCOME APPROACH ANALYSIS DISCLOSURE.

          RESPONSE:  In  response  to the  Staff's  comments,  the  Company  has
          --------
          expanded the disclosure on pages 15 and 16 of the Preliminary Proxy Statement with respect to the Comparable Companies Approach. However, while the Market and Transaction tables include empirical market data, no such empirical market information was used in the income approach and, therefore, there is no comparable table to include.

39.       COMMENT:  IDENTIFY THE  COMPARABLE  TRANSACTIONS  AND EXPLAIN WHY THEY
          -------
          WERE DEEMED COMPARABLE.

          RESPONSE: In response to the Staff's comment, the Company has expanded
          --------
          the disclosure with respect to comparable transactions on page 16 of the Preliminary Proxy Statement to identify the comparable transactions considered and to discuss why these transactions were deemed comparable.

Income Approach, page 27
------------------------

40.       COMMENT:  REVISE THE  DISCLOSURE  TO CLARIFY HOW THE DISCOUNT RATE AND
          -------
          PERPETUAL GROWTH RATE WERE DETERMINED.

          RESPONSE:  In response to the Staff's comment, the Company has revised
          --------
          the disclosure on page 16 of the Preliminary Proxy Statement to clarify how the discount rate and perpetual growth rate were determined. In general, Simon Financial determined the appropriate discount rate for the Company based on an analysis of the cost of equity and weighted average cost of capital for the group of comparable companies as well as a qualitative and quantitative comparison of the Company to the group of comparable companies. Specifically, because of the Company's recent restructurings, the demand feature of its line of credit and its more leveraged capital structure, the discount rate used in Simon Financial's analysis reflects a premium to (i.e., is substantially higher than) that of the group of comparable companies. Furthermore, the perpetual growth rate was based on discussions with management.

Conclusion, page 27
-------------------

41.       COMMENT:  REVISE THE LAST SENTENCE SO THAT IT IS  CONSISTENT  WITH THE
          -------
          OPINION  RENDERED  IN THE LAST  SENTENCE  OF EXHIBIT A.

          RESPONSE:  In response to the Staff's comment, the Company has revised
          --------
          the last sentence of the Conclusion section to be consistent with the opinion attached as Exhibit A.

Share Ownership of Directors, Executive Officers and Owners of 5% of Our
Common Stock, page 31
--------------------------------------------------------------------------------

42.       COMMENT:  REVISE THE TABLE TO INDICATE ALL  BENEFICIAL  HOLDERS OF THE
          -------
          SECURITIES LISTED. FOR INSTANCE, IT APPEARS THAT ROBERT FISHER AND WOODCREST ASSOCIATES MAY ALSO BE DEEMED BENEFICIAL OWNERS OF SECURITIES OWNED BY WEBBMONT HOLDINGS L.P.

          RESPONSE: In response to the Staff's comments, the Company has revised
          --------
          the ownership table on page 34 of the Preliminary Proxy Statement to indicate the beneficial holders of the securities listed.

Available Information, page 38
------------------------------

43.       COMMENT:  PLEASE REVISE TO REFLECT THAT THE CURRENT ADDRESS OF THE SEC
          -------
          IS ONE  STATION  PLACE 100 F STREET,  N.E.,  WASHINGTON,  D.C.  20549.

          RESPONSE:  In  response  to the  Staff's  comments,  the  Company  has
          --------
          corrected the SEC's address on page 40 of the Preliminary Proxy Statement.

Incorporation of Certain Documents by Reference, page 38
--------------------------------------------------------

44.       COMMENT:  IT  APPEARS  THAT  YOU  ARE  ATTEMPTING  TO  INCORPORATE  BY
          -------
          REFERENCE THE INFORMATION REQUIRED BY ITEM 13 OF SCHEDULE 14A. PLEASE NOTE THAT THE INFORMATION REQUIRED BY ITEM 13(a) MAY BE INCORPORATED
          BY REFERENCE TO THE SAME EXTENT AS WOULD BE PERMITTED BY FORM S-3 PURSUANT TO NOTE E TO SCHEDULE 14A. BECAUSE IT DOES NOT APPEAR THAT THE COMPANY'S PUBLIC FLOAT IS SUFFICIENT, THE COMPANY DOES NOT APPEAR ELIGIBLE TO INCORPORATE BY REFERENCE PURSUANT TO ITEM 13(b)(1). PLEASE ADVISE US IF YOU ARE RELYING UPON ITEM 13(b)(2) TO INCORPORATE THE REQUIRED INFORMATION BY REFERENCE. IF SO, CONFIRM THAT YOU WILL
          DELIVER THE INFORMATION INCORPORATED BY REFERENCE IN THE PROXY STATEMENT TO SHAREHOLDERS AT THE SAME TIME AS YOU SEND THEM THE PROXY STATEMENT OR INCLUDE THE UNDERTAKING SET FORTH IN INSTRUCTION D.2 TO
          SCHEDULE 14A. IDENTIFY ON THE LAST PAGE OF THE PROXY STATEMENT THE INFORMATION INCORPORATED BY REFERENCE. ALTERNATIVELY, REVISE THE PROXY STATEMENT TO INCLUDE THE INFORMATION REQUIRED BY ITEM 13(a).

          RESPONSE:  In  response to the Staff's  comments,  the Company  hereby
          --------
          advises  the  Commission  that the  Company  intends to rely upon Item
          13(b)(2)  to  incorporate  the  information  required  by  Item  13 of
          Schedule 14A into the Proxy Statement. The Company has complied with the Commission's request to include the undertaking set forth in Instruction D.2 to Schedule 14A in Amendment No. 1 to the Preliminary Proxy Statement. Such undertaking is set forth on page 40 of Amendment No. 1 to the Preliminary Proxy Statement. As supplemented by the Company's response to the Staff's comment number 45, page 40 of Amendment No. 1 to the Preliminary Proxy Statement identifies the information incorporated by reference into the Proxy Statement in accordance with Item 13(c)(2) of Schedule 14A.

45.       COMMENT:  EXPLAIN  TO  US  THE  AUTHORITY  YOU  ARE  RELYING  UPON  TO
          -------
          INCORPORATE BY REFERENCE THE LISTED DOCUMENTS OTHER THAN THOSE SPECIFICALLY PERMITTED BY ITEM 13(b) OF SCHEDULE 14A. REFER TO NOTE
          D.3 OF SCHEDULE 14A.

          RESPONSE:  In response to the Staff's  comments,  the Company confirms
          --------
          that it intends to rely upon Item 13(b) to incorporate by reference the documents set forth in the section of the Proxy Statement entitled "Incorporation of Certain Documents By Reference". The Company acknowledges the Staff's comment with respect to the incorporation by reference of documents into a Schedule 14A and has amended the Proxy Statement to incorporate by reference the Company's Annual Report on Form 10-K for the year ended June 30, 2005. The Company has deleted the reference to the Current Report on Form 8-K dated July 29, 2005 in the section of the Proxy Statement entitled "Incorporation of Certain Documents By Reference".

Preliminary Proxy Card
----------------------

46.       COMMENT:  PLEASE  REVISE  TO  INDICATE  THAT  THIS  PROXY  CARD  IS IN
          -------
          PRELIMINARY FORM. SEE RULE 14a-6(e)(1) OF REGULATION 14A.

          RESPONSE: In response to the Staff's comments, the Company has revised
          --------
          the proxy card to indicate that it is in preliminary form.

                                     * * *

          If you should have any questions regarding the Amendments or the responses contained in this letter, please do not hesitate to call me at (617) 570-1999.


Sincerely,


/s/ George W. Lloyd
-------------------------------
George W. Lloyd
Goodwin Procter LLP